(Exhibit 4-3_Original)

取締役の担当業務/部

取締役	担当業務/部
髙 木 祥 吉 代表取締役社長	全般事項
松 村 省 三 常務取締役	格付・評価 社長の特に指示する事項
飯 沼 春 樹 取締役	社外取締役
杉 山 秀 二 取締役	社外取締役
増 井 喜一郎 取締役	社外取締役

執行役員の担当業務／部

執行役員	担当業務/部
秦 野 和 広 常務執行役員	総合営業部（部長）、 サステナブル・ファイナンス評価営業推進部（部長）、 国際営業推進部、 社長の特に指示する事項
涛 岡 由 典 常務執行役員	研究開発部（部長）、 ストラクチャード・ファイナンス第一部（部長）、 ストラクチャード・ファイナンス第二部（部長）、 ストラクチャード・ファイナンス第三部（共同担当）、 社長の特に指示する事項
梶 原 敦 子 常務執行役員	サステナブル・ファイナンス評価本部（本部長）、 サステナブル・ファイナンス評価本部 評価部（部長）、 社長の特に指示する事項
窪 田 幹 也 執行役員	事業格付第一部（部長）、 事業格付第二部、 パブリックセクター格付部、 社長の特に指示する事項
杉 浦 輝 一 執行役員	ハイブリッド商品部（部長）、 ストラクチャード・ファイナンス第三部（部長、共同担当）、 国際格付部（部長）、 社長の特に指示する事項